

July 19, 2011

Via E-Mail
Birge Bargmann, Chief Executive Officer
Proteo, Inc.
2102 Business Center Drive
Irvine, California 92612

> **Re: Proteo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-30728**

Dear Ms. Birge Bargmann

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis, page 10

Liquidity and Capital Resources, page 12

1.   We note that all of your cash is held in a German commercial bank by a foreign subsidiary. Revise to disclose the amount of cash held by your foreign subsidiary, disclose that you would need to accrue and pay taxes if any amount of this balance is repatriated to the United States (quantify the amount of taxes payable to the extent practicable), or disclose that you do not intend to repatriate any amount of the cash held by your German subsidiary.

2.	We note your disclosure on page 12 that you will not "have sufficient cash to fund operations." Please revise future filings to further clarify your cash needs on a short- and long-term basis, including quantitative disclosure of trends in your principal categories of expenses and sources of liquidity. See Instruction 5 to Item 303(a) of Regulation S-K. Please provide us draft disclosure.

3.	Revise management's discussion and analysis in future filings to provide further quantitative and qualitative disclosure that focuses on the analysis of material trends and uncertainties. For example, it is unclear why you do not address year-to-year changes in items such as licensing fees and research supplies. Your management's discussion and analysis should give readers a view of the company through the eyes of management. See Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

4.	We note your disclosure on page six that you are in technical breach of the License Agreements for the Elafin patents owned or assigned to Mr. Wiedow. Please confirm in future filings you will disclose how you are in technical breach and under what circumstances the licensing agreement may be terminated. You note on page six that Mr. Wiedow has waived such breach, but your disclosure does not clarify the scope of the waiver or indicate whether the waiver was made pursuant to a binding agreement or otherwise.

Exhibits

5.	We are unable to locate any material agreements under Item 601(b)(10) of Regulation S-K. It appears, however, that your patent licensing agreement and amendments with Dr. Wiedow should be filed. We also note the following agreements: Artes Biotechnology License Agreement, Rhein Minapharm Agreement, employment agreement with Ms. Bargmann, Edinburgh University Agreement (page 2) and Memorandum of Understanding (page 4), Stanford University Agreement (page 3), Preferred Stock Purchase Agreement (page F-21), Forbearance Agreement and General Release (page F-21), Agreement on the Assumption of Debt (page F-22), and September 28, 2006 agreement with a shareholder for a 15% interest in your operating subsidiary (Page F-22). To the extent these agreements are material and have not been previously filed, please confirm that you will file them with your next periodic report. Also, please provide us a draft exhibit index that will show all of the omitted exhibits in your next annual report, including those that will be incorporated by reference. To the extent you do not believe any of these agreements are material, please provide us with an appropriate analysis.

Signatures, page 23

6.	Please advise us the identity of your principal accounting officer or controller and confirm in future filings you will provide their signature. If your principal accounting officer or controller is another member of management, please clearly indicate all appropriate titles under their respective signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director